FROM Lola @ KIN Apparel <lola@kinapparel.com>
SUBJECT $43,000 raised so far!

Hey Caloua,

Our friends and family crowdfunding campaign kicked off on Friday, aiming to raise $500K! In just 2 days, we've raised an impressive $43,000, and we'd love to have you on board as an early investor.

While many companies only turn to institutions during fundraising, keeping profits within closed circles, KIN is committed to having our KINfolk share in the rewards as we grow.

Our growth has been remarkable, reaching $8M in lifetime revenue in just 4 years, all thanks to your unwavering support. That's why we want to give you the opportunity to invest in KIN Apparel and own equity. Your investment will help us expand into retail, increase our marketing efforts, and enhance our product assortment.

We invite you to join our exclusive soft launch before we go live to the public. What's the benefit of investing now? Secure more shares at a lower cost than those who invest later.

You can check out our Wefunder page.

Respond to this email if you have any questions!

Warm regards,

Lola
Marketing Communications Lead
KIN APPAREL

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